

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
William M. Brown
Chief Financial Officer
U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 76039

> **Re:** **U.S. Concrete, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **Form 8-K Filed October 31, 2012**
> **File No. 1-34530**
> **Response dated November 16, 2012**

Dear Mr. Brown:

We have reviewed your response letter dated November 16, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 25

1. We note your response to comment 1 in our letter dated October 18, 2012. It is our understanding that the legal right that you specifically gave the holders of your registered notes gives them the ability to foreclose on the capital stock of your operating subsidiaries in the event of default. This provision was referenced on the prospectus cover page and presumably gives your investors an additional means to secure repayment in the event that the subsidiaries do not satisfy their obligations as guarantors. While we understand that the noteholders also have some security interests in the underlying assets of the subsidiaries, it

can obviously be more difficult, costly and time consuming for holders of the notes to foreclose on the assets of a subsidiary they don't control, rather than to foreclose directly on its capital stock. Consequently, we continue to believe that you need to inform investors about the extent to which their foreclosure right is limited by your Article 3-16 exclusion provision. Based on your current market capitalization and the 43 subsidiaries listed in Exhibit 21, it would not be apparent to investors that any of your subsidiaries are currently impacted by your Article 3-16 exclusion. Your letter to us however states that certain subsidiaries are impacted but the number and materiality of these subsidiaries has not been disclosed. As previously requested, please provide the following information in your future filings:

a. that the exclusion applies to the capital stock of any subsidiary collateralizing the Notes where the greater of the book value or market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

b. the name(s) of any subsidiary that as of the latest Balance Sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;

c. the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified in b. above;

d. that based on the applicable data as of the latest Balance Sheet date, the security interest held by Noteholders in the capital stock of the subsidiaries identified in b. above could be significantly limited; and

e. that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

1. Organization and Summary of Significant Accounting Policies, page 48
Stock-based Compensation, page 51

2. We note your response to comment 5 in our letter dated October 18, 2012. Please expand your disclosures in future filings to clarify that the financial valuation model used to estimate the fair value of your restricted stock grants with market conditions is appropriate for path-dependent options and that the expense recognized will be recognized regardless as to whether the market conditions are met. Please refer to ASC 718-10-30-14 for guidance.

10. Debt, page 59

3. We note your response to comment 7 in our letter dated October 18, 2012, in which you agreed to provide the disclosure required by Note 1 to Article 3-10(f) of Regulation S-X in your future filings. However, you did not provide the required disclosure in your Form 10-Q filed on November 9, 2012. Please confirm that you will provide the disclosure in all future periodic reports (i.e., Forms 10-K and 10-Q) to the extent that the Convertible Secured Notes are outstanding.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 27

4. We note the discussion and analysis you provided for income (loss) from operations in response to comment 3 in our letter dated October 18, 2012. Please expand your disclosure of income (loss) from operations to include a discussion and analysis at the segment level, as we note the profit measure your CODM uses to assess performance and allocate resources is segment operating income (loss). Please refer to Item 303(a) of Regulation S-K and Section 501.06.a. of the Financial Reporting Codification for guidance.

Form 8-K Filed October 31, 2012

5. Please confirm to us that you will provide the financial statements and financial information required by Article 3-05 and Article 11 of Regulation S-X within the required timeframe in accordance with Item 9.01 of Form 8-K. Otherwise, please provide us with your calculations of the significance tests for your acquisition of the Bode Companies on October 30, 2012 in accordance with Article 3-05(b)(2) and Article 1-02(w) of Regulation S-X.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief